131 South Dearborn Street
Writer’s direct phone (312) 460-5962	Suite 2400 Chicago, Illinois 60603 (312) 460-5000 fax (312) 460-7000
Writer’s e-mail mblount@seyfarth.com	www.seyfarth.com

October 16, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  John Reynolds

           Assistant Director

           Division of Corporation Finance

Re:  2020 ChinaCap Acquirco, Inc.

        Amendment No. 4 to the Registration Statement on Form S-1

        Registration Statement No. 333-142255

Dear Mr. Reynolds:

2020 ChinaCap Acquirco, Inc. (the “Company”) has filed with the Commission an Amendment No. 4 to the above referenced Registration Statement (the “Registration Statement”). For your convenience, we are providing you with three paper copies of Amendment No. 4, marked to show the changes made from Amendment No. 3 which was filed with the Commission on September 12, 2007. The changes reflected in Amendment No. 4 are intended to respond to the comments set forth in your letter dated October 12, 2007 (the “Comment Letter”). The changes made in response to the Comment Letter are discussed below. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Page references are to pages in the Prospectus included in Amendment No. 3.

General Comments

1. We have added language to clarify that if the Company’s management acquires additional shares of the Company following the offering, they will have a greater influence on the outcome of matters requiring stockholder approval, and to indicate that management may consider various factors in determining whether to acquire additional shares including their ability to influence the outcome of a stockholder vote.

Proposed Business, page 48

October 16, 2007 Page 2

Fair Market Value of target business, page 54

2. We have added language to disclose that it is possible that any fairness opinion obtained by the Company in connection with a proposed business combination would only be able to be relied upon by the Company’s Board of Directors and not by its stockholders, and whether or not the Company’s stockholders can rely upon that opinion might be a factor in the Company’s decision to engage a particular investment banker. In the event that the Company obtains a fairness opinion that it believes cannot be relied upon by its stockholders, we have added language to clarify that the Company will include disclosure in the proxy statement to provide support for that belief.

3. We have added disclosure to clarify that since a proposed business combination will likely involve a transaction with a foreign business entity, it is possible that any independent investment banking firm retained by the Company in connection with that transaction might not be a member of the Financial Industry Regulatory Authority.

Financial Statements

Notes to Financial Statements

Note 8 – Commitments, F-10

4. We have added disclosure to the notes to the financial statements with respect to the fair market value of the private placement warrants. As we indicate in that disclosure, the Company believes that the fair market value of the warrants is less than the price to be paid for the warrants in the private placement, so the Company does not believe that the issuance of the warrants will result in compensation expense to the Company. Accordingly, we have not revised the MD&A section.

We would also like to call your attention to the following changes reflected in Amendment No. 4 relating to the offering and the composition of the Company’s Board of Directors:

1. The underwriter has agreed to increase the deferred portion of its compensation from 2% to 3%.

2. The amount of the proceeds of the offering to be excluded from the trust account has been reduced from $300,000 to $150,000.

3. The amount of interest net of taxes that may be drawn from the trust account to pay for operating expenses has correspondingly been increased from $1,200,000 to $1,350,000.

4. In response to comments from the American Stock Exchange, the Company has determined that Dr. Yu will not qualify as an independent director for American Stock Exchange purposes. Accordingly, we have revised the disclosure in the Management section to reflect this determination and the Company’s intent to elect another independent director prior to the first anniversary of the offering.

October 16, 2007 Page 3

5. The number of Insider Warrants being purchased by Win Wide has been increased from 1,500,000 to 2,000,000, and the exercise price of each warrant has been reduced from $6.00 to $5.50.

6. Amendment No. 4 contains the Company’s audited financial statements as at August 31, 2007.

The Company appreciates the staff’s comments with respect to the Registration Statement. If you have any questions with respect to this letter, please contact the undersigned at (312) 460-5962 or fax (312) 460-7962.

Very truly yours,

/s/ Michael Blount

Michael E. Blount

MEB:meb:tbm

cc:	Jay Williamson

Ethan Horowitz

G. George Lu

Gary I. Levenstein